NGP CAPITAL RESOURCES COMPANY

1221 McKinney Street, Suite 2975

Houston, Texas 77010

February 4, 2008

Via EDGAR Transmission and Facsimile

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Re:	NGP Capital Resources Company
Form N-2 filed October 15, 2007, as amended December 14, 2007 and January 8, 2008
File No. 333-146715

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, NGP Capital Resources Company (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effectiveness of the above-referenced Registration Statement on Form N-2 so that it becomes effective at 5:00 p.m., Eastern Time, on February 6, 2008, or as soon thereafter as practicable.

The Registrant acknowledges that:

•	the Registrant is responsible for the accuracy and adequacy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

February 4, 2008

Please address any questions or comments with respect to this request to our counsel, Thompson & Knight L.L.P., by contacting either Joe Dannenmaier (telephone: (214) 969-1393; facsimile: (214) 880-3135) or Wes Williams (telephone: (214) 969-1324; facsimile: (214) 999-1567).

Very truly yours,

NGP CAPITAL RESOURCES COMPANY

By:	/s/ John H. Homier
John H. Homier
President & Chief Executive Officer